FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2002(August 14, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

02051439

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Page 1 of 6
Exhibit Index on Pg. 4

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc ("BSkyB"), dated August 14, 2002, relating to awards under the BSkyB Long Term Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: August 14, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

14 August 2002

BRITISH SKY BROADCASTING GROUP PLC
Long Term Incentive Plan Awards

British Sky Broadcasting Group plc has today received notification that Awards under the British Sky Broadcasting Group Long Term Incentive Plan were made on 13 August 2002 at 560p per share. These awards were supplemented to awards made on 2 August 2002 and are made solely to take account of the employer's national insurance contributions which have been passed on to participants. The maximum number of shares that may be acquired by the directors are as follows:

Mr Tony Ball 22,932
Mr Martin Stewart 11,466

Up to 50% of these awards will vest from July 2004 and the balance from July 2005, provided that certain performance criteria are satisfied.

Enquiries:

DAVID GORMLEY
COMPANY SECRETARY
020 7705 3000

Date of Notification
14th August 2002